SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 10, 2024
KT Corporation

By:	/s/ Youngkyoon Yun
Name: Youngkyoon Yun
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

1Q24 Earnings Release

Disclaimer This presentation has been prepared by KT Corp.(the “Company”) in accordance with K-IFRS. This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. If you have any questions related to this material, please contact the IR department. Tel: +82-70-4193-4036 2

2 Financial Highlights 3 Business Overview 4 Appendix 3

1 1Q24 Highlights

Financials

(Unit: KRW bn)

Cons.

Revenue **6,654.6**bn (YoY +3.3%)

Operating Profit **506.5**bn (YoY +4.2%)

Sep.

Revenue **4,694.8**bn (YoY +1.6%)

Operating Profit **393.8**bn (YoY +1.5%)

『Continued robust growth in B2C/B2B businesses and major subsidiaries』

- [B2C] Telco continues uptrend through premium subscribers (Wireless YoY +1.7%, Broadband YoY +2.1%, Media YoY +2.3%)
- [B2B] Rev. growth led by broadband/data, project orders, and demand increase for AX Services (B2B Service YoY +5.0%)
- [Subsidiaries] Double-digit growth from IDC/Cloud, real estate (kt estate YoY +20.3%, kt cloud YoY +17.8%)

Shareholder Return

'24.Q1 First Quarterly Dividend

- Dividend per Share : **500 KRW**

Treasury Share Cancellation

- To cancel : **2% of total shares issued**

(5.14 mn shares / total value: KRW 178.9 bn)

4

1 1Q24 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 5

K-IFRS / Consolidated 1 Income Statement • Rev. +3.3% YoY through growth in both B2C/B2B businesses, Cloud/IDC and real estate • OP +4.2% YoY due to robust fundamentals despite increasing costs due to inflation (Unit: KRW bn) 1Q23 4Q23 1Q24 QoQ YoY Operating Revenue 6,443.7 6,687.6 6,654.6 -0.5% 3.3% 5,597.5 5,720.2 5,722.7 0.0% 2.2% Service Revenue Sale of goods 846.1 967.4 931.9 -3.7% 10.1% Operating Expense 5,957.6 6,422.0 6,148.1 -4.3% 3.2% Operating Income 486.1 265.6 506.5 90.7% 4.2% 7.5% 4.0% 7.6% +3.6%p +0.1%p Margin 1 8.7% 4.6% 8.9% +4.3%p +0.2%p Margin -48.5 -277.6 22.5 - - Non-op. Income/Loss Income before taxes 437.6 -12.0 529.0 - 20.9% Net Income 309.6 -41.7 393.0 - 26.9% Margin 4.8% -0.6% 5.9% +6.5%p +1.1%p EBITDA 1,415.5 1,279.2 1,480.2 15.7% 4.6% 22.0% 19.1% 22.2% +3.1%p +0.2%p Margin 1 1) OP Margin = Operating Income/Service Revenue 6

K-IFRS / Consolidated 2 Operating Expenses (Unit: KRW bn) 1Q23 4Q23 1Q24 QoQ YoY 5,957.6 6,422.0 6,148.1 -4.3% 3.2% Operating Expenses Labor Cost 1,069.1 1,157.8 1,100.9 -4.9% 3.0% General Expense 2,604.0 2,843.7 2,674.2 -6.0% 2.7% 929.4 1,013.6 973.7 -3.9% 4.8% - Depreciation Cost of Service 717.3 725.5 726.5 0.1% 1.3% Selling Expense 600.9 645.9 599.6 -7.2% -0.2% 966.3 1,049.1 1,046.9 -0.2% 8.3% Cost of Goods sold [Selling Expense (KT Separate) (Unit: KRW bn) ] 1Q23 4Q23 1Q24 QoQ YoY Selling Expense 626.1 644.2 620.6 -3.7% -0.9% 7

K-IFRS / Consolidated 3 Balance Sheet (Unit: KRW bn) Mar 31, ‘23 Dec 31, ’23 Mar 31, ‘24 QoQ YoY Assets 40,214.4 42,710.0 42,710.0 0.0% 6.2% 2,109.2 2,879.6 3,000.7 4.2% 42.3% Cash & Cash equivalents 22,062.4 24,148.9 24,127.8 -0.1% 9.4% Liabilities Borrowings 10,577.1 10,218.2 10,151.4 -0.7% -4.0% Equity 18,152.0 18,561.1 18,582.2 0.1% 2.4% Capital Stock 1,564.5 1,564.5 1,564.5 0.0% 0.0% 8,467.9 7,338.6 7,150.7 -2.6% -15.6% Net Debt Debt / Equity 121.5% 130.1% 129.8% -0.3%p 8.3%p Net Debt / Equity 46.6% 39.5% 38.5% -1.0%p -8.1%p 134.9% 131.1% 130.1% 129.8% 127.0% 124.3% 124.8% 122.6% 122.5% 121.5% 118.7% 117.9% 115.4% Debt/ 부채비율 Equity 46.6% 44.6% 42.9% 41.0% 40.6% 39.5% 38.5% 38.5% 순부채비율 37.4% Net Debt/Equity 32.4% 33.0% 32.7% 29.7% 1Q 21 2Q 21 3Q 21 4Q 21 1Q 22 2Q 22 3Q 22 4Q 22 1Q 23 2Q 23 3Q 23 4Q 23 1Q 24 8

K-IFRS / Separate and major subsidiaries 4 CAPEX • ’24.Q1 CAPEX Execution: KRW 318.1bn (KT Separate), KRW 188.9 bn (Major Subsidiaries) (Unit: KRW bn) 3,533 3,452 3,319 813 692 907 ■ Major Subsidiaries’ CAPEX Includes Finance, Media, Cloud/IDC, Real Estate and etc. 2,760 2,721 2,412 ■ KT Separate CAPEX 507 Access network, Backbone Network, 189 B2B and etc. 318 2021 2022 2023 1Q24 KT 주요 Major 그룹사 Subsidiaries 9

1 1Q24 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 10

K-IFRS / Separate 1 KT - Wireless • Wireless rev. +1.7% YoY, with 5G penetration reaching 74% and increased roaming revenue • Continued efforts to enhance services through 5G online-only plans, OTT subscription services, etc. (Unit: KRW bn) 1Q23 4Q23 1Q24 QoQ YoY Wireless 1,707.2 1,732.2 1,736.5 0.3% 1.7% Wireless Service 1,618.6 1,646.4 1,649.8 0.2% 1.9% Interconnection 88.6 85.7 86.7 1.1% -2.1% 24,834 24,897 24,903 24,621 24,332 Wireless Subscribers (Unit: Thousands) 9,408 9,117 9,722 8,796 9,948 Handset(5G) (exc. 5G) Handset(5G외) 4,183 3,795 4,528 3,519 2nd device & IoT 4,921 MVNO 4,144 4,242 4,276 3,998 3,788 7,168 7,138 7,091 6,827 6,978 1Q23 2Q23 3Q23 4Q23 1Q24 11

K-IFRS / Separate 2 KT - Fixed Line • Broadband revenue +2.1% YoY, with increased GiGA subscribers and varied value-added services • Media revenue +2.3% YoY, led by increased premium IPTV subscribers (Unit: KRW bn) 1Q23 4Q23 1Q24 QoQ YoY Fixed Line 1,308.9 1,311.4 1,322.4 0.8% 1.0% Broadband 607.9 620.3 620.8 0.1% 2.1% Media 506.9 507.8 518.6 2.1% 2.3% Home Telephony 194.1 183.3 183.0 -0.1% -5.7% Broadband Subscribers IPTV Subscribers (Unit: Thousands) (Unit: Thousands) Subscribers 가입자수 GiGA % 비중(%) 10,000 9,862 9,470 9,451 9,430 9,418 9,827 9,409 9,812 9,810 9,774 68.5% 68.3% 68.0% 9,500 67.6% 67.3% 9,000 1Q23 2Q23 3Q23 4Q23 1Q24 1Q23 2Q23 3Q23 4Q23 1Q24 12

K-IFRS / Separate 3 KT - B2B Services • B2B Service rev. +5.0% YoY, through monetization of sizable projects and increased demand for AX services - Corp. Broadband/data revenue continued strong growth driven by increasing data traffic - 5 Major Growth Drivers Rev. +4.9% YoY through additional large-scale AICC, IoT project orders (Unit: KRW bn) 1Q23 4Q23 1Q24 QoQ YoY B2B Service 852.2 813.1 895.0 10.1% 5.0% Real Estate, etc. 84.3 84.6 86.7 2.5% 2.9% Corp. Broadband/Data Revenue Revenue of 5 Major Growth Drivers (Unit: KRW bn) (Unit: KRW bn) 323.5 93.9 92.8 321.6 88.5 320.0 87.1 YoY +1.1% 318.1 316.9 YoY +4.9% 73.7 QoQ +1.7% QoQ +26.0% 1Q 23 2Q 23 3Q 23 4Q 23 1Q 24 1Q 23 2Q 23 3Q 23 4Q 23 1Q24 ※ Corp. Broadband/data rev includes: ※ 5 Major Growth Drivers include: Leased line/Kornet/VPN/Global data AICC, IoT, Smart Mobility, Smart Space, Energy Biz. 13

K-IFRS / Consolidated(each subsidiary) 4 Major Subsidiaries • kt cloud revenue +17.8% YoY, with increased demand for IDC colocation and expansion of DBO • kt estate revenue +20.3% YoY, led by balanced growth from hotel, office, and housing rental (Unit: KRW bn) Revenue of Major Subsidiaries (consolidated) 1Q23 4Q23 1Q24 QoQ YoY BC Card 953.2 1,026.9 935.6 -8.9% -1.8% Skylife 254.8 262.2 254.4 -3.0% -0.2% Content Subsidiaries1 142.5 194.6 138.6 -28.7% -2.8% kt cloud 148.7 182.1 175.2 -3.8% 17.8% KT Estate 112.8 194.0 135.7 -30.0% 20.3% 1) Nasmedia(PlayD incl.), KT Studiogenie(Genie music, Storywiz, and others incl.) (Unit: KRW bn) Subsidiaries’ OP Contribution 168.6 128.4 112.7 98.0 69.3 1Q23 2Q23 3Q23 4Q23 1Q24 14

1 1Q24 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 15

1 K-IFRS Income Statement

(Unit: KRW bn)

Consolidated	1Q23	2Q23	3Q23	4Q23	1Q24
Operating revenue	**6,443.7**	**6,547.5**	**6,697.4**	**6,687.6**	**6,654.6**
Service revenue	**5,597.5**	**5,834.4**	**5,842.5**	**5,720.2**	**5,722.7**
Sale of goods	**846.1**	**713.1**	**855.0**	**967.4**	**931.9**
Operating expense	**5,957.6**	**5,971.4**	**6,375.5**	**6,422.0**	**6,148.1**
Cost of Service	**4,991.3**	**5,118.8**	**5,331.5**	**5,372.9**	**5,101.2**
Labor cost	1,069.1	1,131.5	1,191.0	1,157.8	1,100.9
General expense	2,604.0	2,690.6	2,732.8	2,843.7	2,674.2
Cost of service	717.3	662.8	784.5	725.5	726.5
Selling expense	600.9	633.9	623.2	645.9	599.6
Cost of Goods sold	**966.3**	**852.6**	**1,044.0**	**1,049.1**	**1,046.9**
Operating income	**486.1**	**576.1**	**321.9**	**265.6**	**506.5**
N-OP income (loss)	**-48.5**	**-28.0**	**28.4**	**-277.6**	**22.5**
N-OP income	242.3	185.5	255.0	105.8	323.1
N-OP expense	287.0	219.5	223.7	340.7	310.9
Equity Method (G/L)	-3.8	6.0	-2.8	-42.7	10.2
Income bf tax	**437.6**	**548.1**	**350.3**	**-12.0**	**529.0**
Income tax	128.0	115.6	62.0	29.7	136.0
Net income	**309.6**	**432.5**	**288.3**	**-41.7**	**393.0**
NI contribution to KT	296.6	394.5	264.3	54.4	375.5
EBITDA	**1,415.5**	**1,505.3**	**1,259.9**	**1,279.2**	**1,480.2**
EBITDA Margin	22.0%	23.0%	18.8%	19.1%	22.2%

KT Separate	1Q23	2Q23	3Q23	4Q23	1Q24
Operating revenue	**4,619.0**	**4,487.4**	**4,673.0**	**4,592.0**	**4,694.8**
Service revenue	**3,952.6**	**4,018.6**	**4,020.0**	**3,941.2**	**4,040.6**
Handset revenue	**666.4**	**468.8**	**653.0**	**650.8**	**654.2**
Operating expense	**4,230.9**	**4,079.9**	**4,479.5**	**4,395.7**	**4,301.0**
Cost of Service	**3,491.5**	**3,618.7**	**3,808.8**	**3,707.7**	**3,624.7**
Labor cost	530.2	583.2	634.6	530.5	540.7
General expense	1,720.5	1,745.5	1,828.6	1,925.0	1,777.1
Cost of service	601.6	638.7	695.2	594.2	673.2
Selling expense	639.3	651.3	650.4	657.9	633.7
Cost of Devices sold	**739.4**	**461.2**	**670.6**	**688.1**	**676.3**
Operating income	**388.1**	**407.5**	**193.5**	**196.3**	**393.8**
N-OP income (loss)	**39.6**	**-12.8**	**34.7**	**-91.6**	**72.4**
N-OP income	265.1	161.2	226.7	50.0	309.0
N-OP expense	225.5	174.0	192.0	141.6	236.6
Income bf tax	**427.7**	**394.7**	**228.2**	**104.8**	**466.1**
Income tax	107.8	89.6	17.6	7.0	112.1
Net income	**319.9**	**305.1**	**210.6**	**97.8**	**354.0**
EBITDA	**1,167.4**	**1,190.0**	**979.9**	**1,031.5**	**1,199.1**
EBITDA Margin	25.3%	26.5%	21.0%	22.5%	25.5%

16

2 K-IFRS Balance Sheet

(Unit: KRW bn)

Consolidated	1Q23	2Q23	3Q23	4Q23	1Q24
Assets	**40,214.4**	**39,756.0**	**43,974.8**	**42,710.0**	**42,710.0**
Current assets	**12,202.0**	**11,405.7**	**15,520.6**	**14,518.2**	**14,997.4**
Cash & cash equivalents	2,109.2	1,805.5	3,110.4	2,879.6	3,000.7
Trade & other receivables	4,098.7	3,933.1	4,515.4	4,287.3	4,571.4
Inventories	779.6	636.9	707.4	912.3	899.1
Other current asset	5,214.5	5,030.3	7,187.3	6,438.9	6,526.2
- Prepaid_Contract cost	1,284.2	1,269.5	1,270.3	1,252.1	1,249.2
- Contract assets	560.0	565.8	590.7	581.8	620.4
Non-current assets	**28,012.6**	**28,350.3**	**28,454.1**	**28,191.8**	**27,712.6**
Trade & other rec	473.9	490.7	406.0	451.7	381.2
Tangible assets	14,562.2	14,675.6	14,669.9	14,872.1	14,585.7
Other current assets	12,976.5	13,184.0	13,378.2	12,868.1	12,745.7
- Prepaid_Contract cost	484.7	480.4	486.0	475.4	465.1
- Contract assets	232.7	236.8	248.7	240.1	229.3
Liabilities	**22,062.4**	**21,302.3**	**25,253.1**	**24,148.9**	**24,127.8**
Current liabilities	**10,164.8**	**9,862.9**	**13,478.5**	**13,147.5**	**14,046.1**
Trade & other payables	6,424.7	6,225.9	9,264.6	8,054.9	8,282.4
Short-term borrowings	2,224.2	2,105.6	2,368.7	3,058.6	3,538.6
Others	1,515.9	1,531.4	1,845.2	2,033.9	2,225.1
- Contract liabilities	264.3	264.1	245.2	229.2	239.3
Non-current liabilities	**11,897.7**	**11,439.4**	**11,774.6**	**11,001.4**	**1,0081.7**
Trade & other payables	833.6	818.5	856.0	819.6	554.1
Long-term borrowings	8,352.9	7,930.4	7,940.8	7,159.6	6,612.8
Others	2,711.2	2,690.5	2,977.9	3,022.3	2,914.8
- Contract liabilities	44.5	39.3	37.2	49.6	48.7
Equity	**18,152.0**	**18,453.7**	**18,721.7**	**18,561.1**	**18,582.2**
Retained earnings	14,008.3	14,404.0	14,570.7	14,494.4	14,361.5

KT Separate	1Q23	2Q23	3Q23	4Q23	1Q24
Assets	**30,386.9**	**29,592.2**	**30,814.8**	**30,308.9**	**30,334.8**
Current assets	**6,972.1**	**6,172.5**	**7,505.4**	**7,088.6**	**7,578.4**
Cash & cash equi.	866.3	625.7	1,477.3	1,242.0	1,331.6
Trade & other rec.	3,283.3	3,018.4	3,425.8	3,190.3	3,546.3
Inventories	380.1	260.1	276.6	368.1	310.3
Other current asset	2,442.4	2,268.4	2,325.6	2,288.2	2,390.2
- Prepaid_Contract cost	1,367.2	1,351.6	1,360.3	1,340.2	1,335.4
- Contract assets	488.2	500.3	527.0	535.8	540.2
Non-current assets	**23,414.8**	**23,419.6**	**23,309.4**	**23,220.4**	**22,756.4**
Trade & other rec	399.4	402.8	322.1	370.7	298.8
Tangible assets	11,240.4	11,276.3	11,288.5	11,492.8	11,214.3
Other current assets	10,793.7	10,775.2	10,753.0	10,380.2	10,281.4
- Prepaid_Contract cost	476.0	469.8	478.7	464.2	451.9
- Contract assets	183.1	196.3	227.5	219.1	207.4
Liabilities	**15,766.5**	**14,817.5**	**15,831.4**	**15,265.4**	**15,335.6**
Current liabilities	**6,582.7**	**6,153.7**	**6,925.2**	**6,957.5**	**7,477.8**
Trade & other payables	4,477.0	4,253.7	5,021.2	4,459.0	4,864.3
Short-term borrowings	1,359.5	1,131.5	1,173.8	1,725.2	1,914.9
Others	746.2	768.6	730.2	773.3	698.5
- Contract liabilities	256.4	235.1	222.6	223.9	227.0
Non-current liabilities	**9,183.8**	**8,663.8**	**8,906.2**	**8,307.9**	**7,857.9**
Trade & other payables	1,342.5	1,331.9	1,337.9	1,364.8	1,074.2
Long-term borrowings	6,675.8	6,205.6	6,497.5	5,834.7	5,652.2
Others	1,165.5	1,126.3	1,070.8	1,108.4	1,131.5
- Contract liabilities	43.1	33.8	32.4	35.8	36.0
Equity	**14,620.4**	**14,774.7**	**14,983.4**	**15,043.5**	**14,999.2**
Retained earnings	12,123.3	12,429.0	12,541.3	12,544.4	12,390.5

17

K-IFRS / Separate

3 Subscribers

(Unit: Thousands)

Wireless Subscribers	1Q 23	2Q 23	3Q 23	4Q 23	1Q 24	QoQ	YoY
Total	24,332	24,621	24,903	24,897	24,834	-0.3%	2.1%
- MNO	17,505	17,643	17,735	17,759	17,743	-0.1%	1.4%
- MVNO	6,827	6,978	7,168	7,138	7,091	-0.7%	3.9%
5G Handset[1)]	8,796	9,117	9,408	9,722	9,948	2.3%	13.1%
Churn rate[2)]	1.0%	1.0%	1.1%	1.1%	1.1%	0.0%p	0.1%p
ARPU (KRW)[3)]	33,771	33,948	33,838	34,302	34,461	0.5%	2.0%

1) 5G Handset : Retroactively applied from 1Q23 based on the change of subscriber disclosure criteria by the MSIT (excludes 5G 2nd Device and 5G IoT)

2) Churn rate : Based on MNO subscribers (excludes IoT)

3) ARPU = Wireless revenue* / Wireless subscribers**

* Wireless revenue(3G, LTE, 5G incl.): Revenue of Voice/Data usage (Interconnection/Subscription fee exc.), VAS, Contract/ Bundled Discounts, and etc. incl.

** Wireless subscribers: Based on MSIT's guidelines for average billed subscribers in quarter (IoT/M2M exc.)

(Unit: Thousands)

Fixed Line Subscribers	1Q 23	2Q 23	3Q 23	4Q 23	1Q 24	QoQ	YoY
Telephony	12,445	12,310	12,184	12,035	11,903	-1.1%	-4.4%
- PSTN	9,226	9,089	8,960	8,820	8,673	-1.7%	-6.0%
- VoIP	3,219	3,221	3,225	3,215	3,230	0.5%	0.3%
Broadband	9,774	9,812	9,810	9,827	9,862	0.4%	0.9%
IPTV (GTV+GTS)	9,451	9,470	9,430	9,409	9,418	0.1%	-0.4%

※ Number of IPTV subscribers above differs from MSIT figures that follow the IPTV law

- Number of KT pay TV subscribers in 1H 2023 is 8,865,968 (6-month average)

18